[redacted]

13010403

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8-68217

19
34

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2013
Washington DC
402

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (Date) AND ENDING December 31, 2012 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Valence Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

489 Fifth Avenue, 30th Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Aristotelis Zachariades (212) 847-7340
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FRIEDMAN LLP
(Name - *if individual, state last, first, middle name*)

100 Eagle Rock Avenue	East Hanover	NJ	07936
(Address)	(City)	(State)	(Zip Code)

CHECK ONE

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Cn
3/5/13

THE VALENCE GROUP, LLC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO. 8-68217

FOR THE YEAR ENDED DECEMBER 31, 2012

AND

INDEPENDENT AUDITORS' REPORT

FRIEDMAN LLP
ACCOUNTANTS AND ADVISORS

THE VALENCE GROUP, LLC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO. 8-68217

FOR THE YEAR ENDED DECEMBER 31, 2012

AND

INDEPENDENT AUDITORS' REPORT

OATH OR AFFIRMATION

I, Aristotelis Zachariades, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Valence Group, LLC as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Manager
Title

Notary Public

MARIE A. MECHALUK
Notary Public, State of New York
No. 01ME6008633
Qualified in Nassau County
Certificate Filed in New York County
Commission Expires May 11, 2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

THE VALENCE GROUP, LLC

TABLE OF CONTENTS

FRIEDMAN LLP
ACCOUNTANTS AND ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Member
of The Valence Group, LLC

Report on the Financial Statements

We have audited the accompanying statement of financial condition of The Valence Group, LLC as of December 31, 2012, and the related statements of operation, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

100 EAGLE ROCK AVENUE, EAST HANOVER, NJ 07936 T 973.929.3500 F 973.929.3501 WWW.FRIEDMANLLP.COM
OFFICES IN NEW YORK CITY | NEW JERSEY | LONG ISLAND | BEIJING AND AN INDEPENDENT MEMBER FIRM OF DFK WITH OFFICES WORLDWIDE

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Valence Group, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Friedman LLP

February 25, 2013

THE VALENCE GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

ASSETS	
Cash and cash equivalents	$ 3,676,596
Accounts receivable	194,199
Prepaid income taxes	146,837
Property and equipment, net	311,060
Other assets	204,484
	$ 4,533,176
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 956,276
Due to affiliate	1,183,978
Deferred rent	79,620
	2,219,874
Commitments and contingencies	
Member's equity	2,313,302
	$ 4,533,176

See notes to financial statements.

THE VALENCE GROUP, LLC

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2012

Revenues	
Fee income	$ 9,290,000
Interest income	3,858
	9,293,858
Expenses	
Compensation and benefits	2,802,296
Management fees	3,976,452
Occupancy and equipment	469,343
Professional fees	216,177
Advertising	150,612
Insurance	162,022
Travel and entertainment	168,744
Regulatory fees	66,362
Depreciation and amortization	20,099
Other operating expenses	153,878
	8,185,985
Income before taxes	1,107,873
Income taxes	507,363
Net income	$ 600,510

See notes to financial statements.

THE VALENCE GROUP, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2012

Balance, January 1, 2012	$	1,655,132
Share-based compensation		57,660
Net income		600,510
Balance, December 31, 2012	$	2,313,302

See notes to financial statements.

THE VALENCE GROUP, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2012

Cash flows from operating activities	
Net income	$ 600,510
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	20,099
Share-based compensation	57,660
Changes in assets and liabilities	
Accounts receivable	(82,486)
Income taxes	(817,582)
Other assets	21,494
Accounts payable and accrued expenses	(203,783)
Due to affiliate	476,452
Deferred rent	62,103
Net cash provided by operating activities	134,467
Cash flows used in investing activities	
Acquisition of property and equipment	(296,220)
Net decrease in cash and cash equivalents	(161,753)
Cash and cash equivalents, beginning of year	3,838,349
Cash and cash equivalents, end of year	$ 3,676,596
Supplemental cash flow disclosures	
Income taxes paid	$ 1,324,945

See notes to financial statements.

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business
The Valence Group, LLC (the "Company") is organized as a limited liability company under the laws of the State of Delaware and is a wholly owned subsidiary of HLMZ Holdings Limited (the "Parent"), a holding company formed in England.

The Company provides mergers and acquisitions ("M&A") advisory services exclusively to clients in the chemicals, plastics and related materials industries. Clients may be corporations, private equity firms or individuals and may be based anywhere in the world, although the vast majority of business is conducted with clients in the United States, Western Europe and China. The Company is exclusively focused on M&A, which includes sell-side advisory, buy-side advisory, joint ventures, valuations, defense assignments and fairness opinions.

The Company became a registered securities broker-dealer on November 24, 2009 with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

Use of Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Concentrations of Credit Risk for Cash
The Company maintains its cash balances at one financial institution. These balances are insured by the Federal Deposit Insurance Corporation subject to certain limitations.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Accounts Receivable
Accounts receivable are stated at the amounts management expects to collect. An allowance for doubtful accounts is recorded based on a combination of historical experience, aging analysis and information on specific accounts. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Management has determined that no allowance is required at December 31, 2012.

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

The Company's source of revenue is derived from monthly retainer and success fees. Retainer fees are contractually stipulated, and are payable on demand for services rendered and are non-refundable. Success fees are recorded when a transaction has been consummated.

Success fees are contingent on the closing of a transaction such as a merger, consolidation, reorganization, spin-off, recapitalization, restructuring, leveraged buyout, tender or exchange offer, purchase or sale of stock or assets, or other similar events. Upon the closing of a transaction, the Company will record revenue based upon the agreed-upon terms specific to the customer. Upon the successful completion of the transaction, retainer fees previously remitted can be offset against final payment, if contractually stipulated.

Depreciation and Amortization

Depreciation is computed utilizing the straight-line method over the estimated useful lives of the assets, which ranges from 3 to 7 years. Leasehold improvements are amortized using the straight-line method over estimated useful lives or the term of the lease, whichever is shorter.

Share-Based Payments

The Company recognizes share-based compensation as compensation expense, which requires the Company to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The Company uses the accelerated recognition method to recognize the cost over the vesting period, three years. No compensation cost is recognized for equity instruments for which employees do not render the requisite service, unless the employee is terminated without cause, at which point the award becomes fully vested.

Income Taxes

The Company is a single member limited liability company, which is generally disregarded for Federal, New York State and New York City income tax purposes. However, the Company elected to be treated as a domestic corporation for income tax purposes as of January 1, 2010.

Federal, state, and local income tax returns for years prior to 2009 are no longer subject to examination by tax authorities.

Subsequent Events

These financial statements were approved by management and available for issuance on February 25, 2013. Management has evaluated subsequent events through this date.

2 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

Office equipment	$ 66,763
Furniture and fixtures	90,124
Leasehold improvements	215,499
	372,386
Less - Accumulated depreciation and amortization	61,326
	$ 311,060

3 - INCOME TAXES

The Company provides for Federal, state, and city income taxes in accordance with current rates applied to net income before income taxes. The provision for income taxes is as follows:

Current - Federal	$ 320,753
Current - State and city	186,610
	$ 507,363

The provision for income taxes was based upon pretax earnings of $1,155,255 for the year ended December 31, 2012. Federal, state, and city income taxes differ from statutory rates due to nondeductible expenses consisting primarily of entertainment, share-based payments, and life insurance premiums. The income tax benefit resulting from the issuance and exercise of share-based payments was $17,601 for the year ended December 31, 2012.

4 - SHARE-BASED COMPENSATION

In November 2012, the Parent issued compensatory Series B share option awards to an employee of the Company. The Company has accounted for this transaction at the subsidiary level and has recorded share-based compensation expense of $57,660 for the year ended December 31, 2012, which is included in compensation and benefits. The estimated fair value of the compensatory share options granted during the year ended December 31, 2012 was determined using the Black-Scholes pricing model with the following weighted-average assumptions: expected life of 3.39 years, expected volatility of 1%, dividend yield of 0%, risk-free rate of return of .58% and an exercise price of $1.58. The total estimated fair value of the share options granted in 2012 was $92,358 and the weighted average per unit value was $14.32. Unrecognized compensation expense related to the Parent Series B share options at December 31, 2012 was approximately $35,000, which will be recognized during 2013.

5 - RELATED PARTY TRANSACTIONS

The Company and an affiliate of the Parent company share profits based upon an agreed upon allocation percentage of combined earnings before interest and taxes, as defined.

Management fees totaling $3,976,452 were paid to the affiliate of the Parent company for the year ended December 31, 2012.

Due to affiliate consists of the portion of the management fees unpaid at December 31, 2012 totaling $1,183,978.

6 - RETIREMENT PLAN

The Company has a 401(k) plan, which covers substantially all of its full-time employees. The plan includes employee contributions, matching contributions, and profit sharing contributions by the Company subject to certain limitations. There were no matching contributions to the plan for the year ended December 31, 2012.

7 - COMMITMENTS AND CONTINGENCIES

The Company leases office space in New York, which commenced on June 19, 2008 and ends on June 30, 2013 with a 3.4% escalator. As of December 31, 2012, the lessor holds a security deposit of approximately $46,000, which is included in other assets on the statement of financial condition.

During 2012, the Company entered into a non-cancelable sublease with a subtenant for the office space mentioned above, through the remainder of the lease term. Monthly rental income payments are $5,867 plus additional charges for electricity. Total sublease income for 2013 will be $35,202.

On March 26, 2012, the Company entered into a non-cancelable sublease agreement for office space in New York, which ends on July 4, 2016 with a 3.0% escalator requiring monthly rental payments of $24,940 plus additional charges for electricity. Deferred rent relating to the new lease for the year ended December 31, 2012 was approximately $74,000.

On December 31, 2011 the Company entered into a letter of credit agreement in the amount of $99,750 for the security deposit associated with the new sublease. The letter of credit will be extended for one year increments on December 31, 2012, and is collateralized by a cash account totaling $100,078 at December 31, 2012, and is included in other assets. The payment of the rent obligations has been personally guaranteed by one of the members of the Parent company.

7 - COMMITMENTS AND CONTINGENCIES (Continued)

Future minimum rental payments are as follows:

Year Ending December 31,		
2013	$	337,992
2014		317,506
2015		327,031
2016		172,578
	$	1,155,107

Rent expense was approximately $370,000 for the year ended December 31, 2012.

8 - LINE OF CREDIT

The Company has a line-of-credit of $600,000 requiring an annual review by the bank. The borrowings under the line are guaranteed by one of the members of the Parent company. The line of credit bears interest at prime plus 1.75%. The Company is required to fully repay to the Bank all amounts outstanding for a period of thirty consecutive days in each year. The Company had no outstanding balance at December 31, 2012.

The line of credit contains a covenant that requires the Company's net worth to be a minimum of $1,655,000.

9 - MAJOR CUSTOMERS

Sales to major customers for the year ended December 31, 2012 were as follows:

Customer	Percent of Total Sales
A	22%
B	22
C	17
D	16

10 - REGULATORY REQUIREMENTS

As a register broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires that the Company's aggregate indebtedness shall not exceed fifteen times net capital, as defined, under such provision. At December 31, 2012, the Company had net capital of $1,456,722 which exceeded requirements by $1,308,730. The Company's ratio of aggregate indebtedness to net capital was 1.52 to 1 at December 31, 2012.

11 – SUBSEQUENT EVENTS

On January 24, 2013 the Company terminated three employees. The Company has agreements with two of the employees to make severance payments totaling $40,770. The Company is currently in negotiations with the third employee.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2012

THE VALENCE GROUP, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2012

Computation of net capital		
Total member's equity	$	2,313,302
Deductions and/or charges		
Non-allowable assets		
Accounts receivable		(194,199)
Prepaid income taxes		(146,837)
Property and equipment		(311,060)
Other assets		(204,484)
Net capital	$	1,456,722
Computation of aggregate indebtedness		
Accounts payable and accrued expenses	$	956,276
Due to affiliate		1,183,978
Deferred rent		79,620
Aggregate indebtedness	$	2,219,874
Computation of basic net capital requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	147,992
Minimum dollar requirement		5,000
Net capital requirement (greater of minimum net capital or dollar requirement)	$	147,992
Excess net capital	$	1,308,730
Excess net capital at 1000 percent	$	1,234,735
Ratio: aggregate indebtedness to net capital		1.52 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2012)		
Net capital, as reported in Company's Part II (unaudited) Focus Report	$	1,551,827
Increases (decreases) resulting from December 31, 2012 audit adjustments		
Management fees		(95,105)
Net capital, as included in this report	$	1,456,722

THE VALENCE GROUP, LLC

SCHEDULE II

STATEMENT REGARDING SEC RULE 15c3-3

DECEMBER 31, 2012

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that Rule.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Member
The Valence Group, LLC

In planning and performing our audit of the financial statements of The Valence Group, LLC (the "Company"), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Friedman LLP

Certified Public Accountants

East Hanover, New Jersey
February 25, 2013

THE VALENCE GROUP, LLC

SECURITIES INVESTOR PROTECTION CORPORATION FORM SIPC-7

SEC FILE NO. 8-68217

YEAR ENDED DECEMBER 31, 2012

FRIEDMAN LLP

ACCOUNTANTS AND ADVISORS

THE VALENCE GROUP, LLC

SECURITIES INVESTOR PROTECTION CORPORATION FORM SIPC-7

SEC FILE NO. 8-68217

YEAR ENDED DECEMBER 31, 2012

FRIEDMAN LLP
ACCOUNTANTS AND ADVISORS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member
The Valence Group, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2012, which were agreed to by The Valence Group, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating The Valence Group, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Valence Group, LLC's management is responsible for The Valence Group, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Friedman LLP

February 25, 2013

THE VALENCE GROUP, LLC

SECURITIES INVESTOR PROTECTION CORPORATION
SCHEDULE OF ASSESSMENT AND PAYMENTS

YEAR ENDED DECEMBER 31, 2012

Period Covered	Date Paid	Amount
General assessment reconciliation for the year ended December 31, 2012		$ 23,231.70
Payment schedule:		
SIPC-6	7/25/2012	7,853.32
SIPC-7	2/21/2013	15,378.38
Balance due		$ -